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                                                                   Exhibit 99(a)

[DUSA LOGO]
INNOVATION IN PHOTODYNAMIC THERAPY

DUSA PHARMACEUTICALS, INC. (R)
FOR RELEASE AT 8:00 A.M.

                   DUSA PHARMACEUTICALS REPORTS SECOND QUARTER
                   CORPORATE HIGHLIGHTS AND FINANCIAL RESULTS

WILMINGTON, MA. AUGUST 10TH, 2004 - DUSA Pharmaceuticals, Inc. (NASDAQ NMS:
DUSA) reported today its corporate highlights and financial results for the second quarter ended June 30th, 2004.

CORPORATE HIGHLIGHTS

As reported earlier, Q2 2004 end-user Levulan(R) Kerastick(R) net sales to physicians totaled 17,910, including 1,908 sold by Coherent-AMT, our Canadian marketing and distribution partner. This compared to 12,054 Kerastick units sold during Q1 2004 and 1,914 during Q2 2003, neither of which included any Canadian sales. The number of BLU-U(R) units placed in doctors' offices during the quarter also increased significantly, by 241, including 58 in Canada, compared with 128 during Q1 2004 and zero during Q2 2003. At the end of Q2 2004, there were 775 BLU-U units in doctors' offices, as compared to 534 at the end of Q1 2004, and 323 at the end of Q2 2003.

By the end of the current quarter, DUSA reached its previously announced target of 16 sales representatives and area managers. In light of the continued strong growth in sales, management has decided to continue hiring, in order to reach a total sales force of approximately 23 individuals (including sales representatives, area managers and an Associate VP of sales) by the end of Q3. Management believes that this number will allow DUSA to serve all of its current key markets with direct representatives. We expect to maintain approximately this number for at least the remainder of 2004.

Due to the demand caused by increasing sales volumes, DUSA is also pleased to announce that during the current quarter, we began producing and shipping Kerastick units from our FDA-approved manufacturing facility at our Wilmington, MA headquarters. There were no significant start-up issues, and production will be gradually ramped up as sales continue to increase.

On June 21, 2004, DUSA signed an Amended and Restated Purchase and Supply Agreement with National Biological Corporation ("NBC"), the manufacturer of our BLU-U light source. This agreement eliminated certain exclusivity clauses and made other modifications to the original agreement, giving both parties greater flexibility related to the development and manufacture of new light sources, and the associated technology within the field of PDT. DUSA also maintains the ability to order additional BLU-U light sources from NBC, if we so choose. DUSA paid $110,000 to NBC upon execution of the agreement, which will be amortized over the remaining term of the agreement, expiring November 5, 2008.

In light of the growing interest in blue light treatment of acne, and the significant increase in BLU-U sales during the first half of 2004, our inventory of original BLU-U units has been depleted more rapidly than initially expected (approximately 160 units remained in stock at the end of Q2). Therefore, the Company is aggressively evaluating its options

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with respect to reclaiming any DUSA-owned light units in the field that are not being actively used, ordering more BLU-U(R) units, and/or developing alternative light sources. However, until new light sources are available, likely in H1 2005, BLU-U(R) revenues are expected to be limited by supply constraints.

During the quarter, DUSA announced the initiation of a Phase II clinical trial on Levulan PDT in the treatment of photodamaged skin, and a Phase II pilot study using Levulan PDT for the treatment of high-grade dysplasia in Barrett's esophagus. The company expects to initiate a Phase II study on Levulan PDT for the treatment of acne vulgaris during the third quarter. There were also a number of peer-reviewed scientific articles related to the use of Levulan(R) published in the dermatology literature, as well as numerous lectures and presentations at scientific meetings and CME events.

Other developments during the quarter included an announcement from CMS of improved reimbursement for our procedure when the treatment is administered in hospital out-patient clinics; agreements with Cynosure and Lumenis related to the use of their light sources as part of our Phase II photodamage skin trial; and the addition of DUSA's stock to the Russell 3000 index.

Dr. D. Geoffrey Shulman, DUSA's President and CEO, stated "We are very pleased with the strong increases in Kerastick and BLU-U sales this quarter. With the March 2004 financing, we are well-positioned to make the key short-term investments needed to add significant long-term value, including expanding our sales force, developing the photodamaged skin and acne indications, and defending our intellectual property as required. Other than the unknown effect of seasonal factors on sales during the upcoming third quarter, we look forward to continued strong sales growth as we become a significant competitor in the field of dermatology and beyond."

FINANCIAL HIGHLIGHTS:

For the three months ended June 30, 2004, DUSA's net loss was ($4,196,000), or ($0.25) per common share, compared to a net loss of ($3,811,000), or ($0.27) per common share in 2003. This higher loss is primarily due to a significant increase in legal and marketing & sales expenses, partially offset by the increase in Kerastick and BLU-U product sales (net of a related increase in cost of product sales). The legal expenses were primarily related to the costs of the patent litigation trial in Australia, which ended in April. A court decision in this matter is not expected to be rendered until late 2004. However, legal costs are expected to decline during the second half of the year, unless DUSA enters into additional significant legal activities. On the other hand, the increased marketing & sales expenses were directly related to the increased size of the sales force, and these expenses are expected to continue to rise through the remainder of 2004, until the number of representatives stabilizes.

Revenues for the three months ended June 30, 2004 were $2,176,000, compared to $147,000 in 2003. During the current quarter, Kerastick and BLU-U sales to physicians were $1,304,000 and $872,000 respectively, including initial sales in Canada by Coherent-AMT, our Canadian marketing and distribution partner, whereas revenues for 2003 were totally comprised of Kerastick sales to physicians by our US distribution channels. This significant increase in revenues is largely the result of the efforts of our sales force since its launch in October 2003. In addition, the increase in BLU-U placements was caused, in part, by our ability to sell the BLU-U to physicians as a stand alone device for the treatment of moderate inflammatory acne vulgaris. Although the level of Kerastick sales to end-users for 2004 is much higher than those in the prior year, Kerastick sales must continue to increase significantly in order for DUSA to become

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profitable.

Research and development costs for the three months ended June 30, 2004 were $1,577,000 as compared to $1,449,000 in 2003. This increase reflects the preparation work associated with initiating our Phase II photodamaged skin trial, protocol finalization for our acne trial, and the start of our Phase II pilot study for Barrett's esophagus, offset, in part, by lower third-party expenditures for our completed FDA mandated Phase IV clinical study of the long-term efficacy of our marketed Levulan PDT product for actinic keratoses.

Marketing and sales costs for the three months ended June 30, 2004 were $1,699,000 as compared to $533,000 in 2003. This increase is mainly attributable to the effects of the hiring and launch of our direct sales force starting in the fourth quarter of 2003, and related marketing and sales activities.

General and administrative costs for the three months ended June 30, 2004 increased to $2,403,000 as compared to $1,680,000 in 2003. This increase was mainly attributable to higher legal expenses amounting to $1,331,000 during the current quarter, as compared to $903,000 in the comparable 2003 period, due primarily to patent litigation costs.

Total cash, cash equivalents, and United States government securities, including investments classified as long-term, as of June 30, 2004 were $55,964,000, compared to $37,969,000 at the end of 2003. This increase is primarily due to $24,750,000 of gross proceeds raised from the private placement in March 2004 and an additional $3,712,000 of gross proceeds raised in April 2004, as all of the Additional Investment Rights from the private placement were exercised. Long-term debt that was secured in 2002 to construct our manufacturing facility was repaid in June 2004 based on the increase in the renewal rate as compared to the current and future yields that are expected to be earned on our investments.

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DUSA PHARMACEUTICALS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS

                                                 JUNE 30,
                                                  2004       DECEMBER 31,
                                               (UNAUDITED)      2003
                                               -----------   -----------
ASSETS

CURRENT ASSETS
   Cash, and cash equivalents                  $30,057,306   $ 4,294,482
   United States government securities          25,767,385    30,284,841
   Accounts receivable                             766,178       229,483
   Inventory                                       891,280       712,831
   Other current assets                          1,532,120     1,534,209
                                               -----------   -----------
      TOTAL CURRENT ASSETS                      59,014,269    37,055,846
   Restricted cash                                 139,847       139,213
   United States government securities                   -     3,250,940
   Property and equipment, net                   3,772,582     4,251,489
                                               -----------   -----------
TOTAL ASSETS                                   $62,926,698   $44,697,488
                                               ===========   ===========

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
   Accounts payable and accrued expenses       $ 2,590,733   $ 2,818,039
   Current maturities of long-term debt                  -       270,000
   Deferred revenue                                323,939       129,900
                                               -----------   -----------
     TOTAL CURRENT LIABILITIES                   2,914,672     3,217,939
   Long-term debt, net of current maturities             -     1,247,500
                                               -----------   -----------
TOTAL LIABILITIES                                2,914,672     4,465,439
TOTAL SHAREHOLDERS' EQUITY                      60,012,026    40,232,049
                                               -----------   -----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY     $62,926,698   $44,697,488
                                               ===========   ===========

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DUSA PHARMACEUTICALS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(AMOUNTS ARE IN US DOLLARS)

                                                THREE MONTHS ENDED              SIX MONTHS ENDED
                                                     JUNE 30                        JUNE 30
                                                   (UNAUDITED)                     (UNAUDITED)
                                           ----------------------------    ----------------------------
                                               2004           2003             2004            2003
                                           ------------    ------------    ------------    ------------
REVENUES
   Product sales and rental income         $  2,176,028    $    147,275    $  3,431,713    $    290,645

OPERATING COSTS
   Cost of product sales and royalties        1,068,711         824,027       1,894,716       1,577,331
   Research and development                   1,577,294       1,448,600       3,265,060       2,964,991
   Marketing and sales                        1,699,145         532,978       3,066,603       1,063,490
   General and administrative                 2,402,546       1,679,750       4,577,793       3,155,021
                                           ------------    ------------    ------------    ------------
TOTAL OPERATING COSTS                         6,747,696       4,485,355      12,804,172       8,760,833
                                           ------------    ------------    ------------    ------------
LOSS FROM OPERATIONS                         (4,571,668)     (4,338,080)     (9,372,459)     (8,470,188)
                                           ------------    ------------    ------------    ------------

OTHER INCOME
   Interest income                              375,581         526,964         774,718       1,093,099
                                           ------------    ------------    ------------    ------------
NET LOSS                                   $ (4,196,087)   $ (3,811,116)   $ (8,597,741)   $ (7,377,089)
                                           ============    ============    ============    ============
BASIC AND DILUTED NET LOSS PER COMMON
   SHARE                                   $      (0.25)   $      (0.27)   $      (0.55)   $      (0.53)
                                           ============    ============    ============    ============

WEIGHTED AVERAGE NUMBER OF COMMON SHARES
   OUTSTANDING                               16,727,111      13,932,424      15,764,792      13,912,579
                                           ============    ============    ============    ============

DUSA Pharmaceuticals, Inc. is a biopharmaceutical company engaged primarily in the development of Levulan(R) Photodynamic Therapy (PDT) and Photodetection (PD) for multiple medical indications, with its primary focus in dermatology. PDT and PD utilize light-activated compounds such as Levulan(R) to induce a therapeutic or detection effect. DUSA is a world leader in topically or locally applied PDT and PD. The Company maintains offices in Wilmington, MA, Valhalla, NY, and Toronto, Ontario.

Except for historical information, this news release contains certain forward-looking statements that represent our current expectations and beliefs concerning future events, and involve certain known and unknown risk and uncertainties. These forward-looking statements relate to DUSA's expectations of increasing its sales force and the sales forces' ability to serve key markets, anticipated revenues generated by BLU-U(R) sales, expectations with regard to the launch of clinical studies, expectations of DUSA's position regarding developing new indications and defending its intellectual property, requirements for future profitability, expected levels of legal expenses, and the timing of a decision in the Australian patent dispute. These forward-looking statements are further qualified by important factors that could cause actual results to differ materially from those in the forward-looking statements. These factors include, without limitation,

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the increasing market acceptance of our products, changing market and regulatory conditions, the impact of competitive products and pricing, changes to DUSA's corporate strategy, the reliance on third-parties for the marketing, sale, production and manufacture of our products, the maintenance of our patent portfolio, and other risks and uncertainties identified in DUSA's Form 10-K for the year ended December 31, 2003.

For further information contact: D. GEOFFREY SHULMAN, MD, President and CEO or SHARI LOVELL, Director, Shareholder Services Tel: 416.363.5059 Fax 416.363.6602 or visit www.dusapharma.com